Energy East Corporation
P.O. Box 12904
Albany, New York 12212-2904

August 21, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:   Energy East Corporation, et al.
        Post-effective Amendments No. 1 and 2 to
        Form U-1 Application (File No. 70-9609)

          Energy East Corporation, et al. hereby withdraws in its entirety: 1) the above captioned Post-effective Amendment No. 1 to Form U-1 Application dated November 14, 2001, relating to modifications of the authorizations in a financing order with respect to the ongoing financing activities of Energy East and its subsidiaries in order to reflect the acquisition of RGS Energy Group, Inc., and 2) the above captioned Post-effective Amendment No. 2 to Form U-1 Application dated December 12, 2001, relating to a tax allocation agreement.

          A new Post-effective Amendment No. 1 will be transmitted following this Withdrawal Notification.

Sincerely,

/s/ Robert D. Kump

Robert D. Kump
Vice President, Treasurer
    & Secretary